恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

[redacted]

08003237

Our Ref.: HASE/TL/HL/05350

8th April, 2008

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Henderson Land Development Company Limited (Stock Code : 12)
Announcement – Closure of Register of Members

We enclose for your information a copy of the Company's announcement on 7th April, 2008 in relation to the subject matter, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company, and is also advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 12)

CLOSURE OF REGISTER OF MEMBERS

The board of directors (the "Board") of Henderson Land Development Company Limited (the "Company") is pleased to announce that for the determination of entitlement to an interim dividend of HK$0.40 per share for the six months period ended 31 December 2007, the Register of Members of the Company will be closed from Monday, 21 April 2008 to Wednesday, 23 April 2008, both days inclusive, during which period no requests for the transfer of shares will be accepted.

In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Friday, 18 April 2008. Warrants for the interim dividend will be sent to Shareholders on or before Friday, 25 April 2008.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 7 April 2008

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END